UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 05, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 05 August 2025 entitled ‘Director/PDMR Shareholding’.

5 August 2025

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR PERSONS CLOSELY ASSOCIATED

Conditional Award of Shares

Conditional awards of shares were granted to the below participants on 31 July 2025 by the Company. The awards have been granted under the Vodafone Global Incentive Plan 2023.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee and will vest on 31 July 2028 unless otherwise stated. The underlying performance conditions include an adjusted free cash flow range of €7.5bn (threshold) to €9.1bn (maximum), The details of the relative total shareholder return and ESG targets are found in the Company's 2025 Annual Report. The below tables set out the maximum number of shares granted and these will be reduced accordingly if the Company achieves less than maximum performance. The awards also attract dividend equivalents.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Margherita Della Valle
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Executive
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on Group performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	7,480,848
d)	Aggregated information: Aggregated volume Price	7,480,848 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Marika Auramo
2	Reason for the notification
a)	Position/status	CEO of Vodafone Business
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on Group performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,633,258
d)	Aggregated information: Aggregated volume Price	2,633,258 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Guillaume Boutin
2	Reason for the notification
a)	Position/status	CEO Vodafone Investments and Strategy
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on Group performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	3,351,420
d)	Aggregated information: Aggregated volume Price	3,351,420 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Maaike de Bie
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on Group performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,609,320
d)	Aggregated information: Aggregated volume Price	2,609,320 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ahmed Essam
2	Reason for the notification
a)	Position/status	Executive Chairman Vodafone Germany and CEO European Markets
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on Group performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	4,039,658
d)	Aggregated information: Aggregated volume Price	4,039,658 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	CEO Vodacom Group
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on Group performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	781,673
d)	Aggregated information: Aggregated volume Price	781,673 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Scott Petty
2	Reason for the notification
a)	Position/status	Vodafone Group Chief Technology Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on Group performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,539,658
d)	Aggregated information: Aggregated volume Price	2,539,658 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on Group performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,539,658
d)	Aggregated information: Aggregated volume Price	2,539,658 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alberto Ripepi
2	Reason for the notification
a)	Position/status	Group Chief Network Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on Group performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2,714,898
d)	Aggregated information: Aggregated volume Price	2,714,898 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on Group performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	3,279,603
d)	Aggregated information: Aggregated volume Price	3,279,603 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

A conditional award of shares was granted to the below participant on 31 July 2025 by the Company. The award has been granted under the Vodafone Global Incentive Plan 2023.  The vesting of this award is conditional on continued employment with the Vodafone Group and will vest on 31 July 2027. The award also attracts dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Guillaume Boutin
2	Reason for the notification
a)	Position/status	CEO Vodafone Investments and Strategy
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award of Ordinary Shares under the Global Incentive Plan 2023, subject to continued employment. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	598,444
d)	Aggregated information: Aggregated volume Price	598,444 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

A conditional award of shares was granted to the below participants on 31 July 2025 by the Company. The award has been granted under the Vodafone Global Incentive Plan 2023. The vesting of the award is conditional on continued employment with the Vodafone Group and on the satisfaction of performance conditions approved by the Remuneration Committee and will vest on 31 July 2027. The below table sets out the maximum number of shares granted and these will be reduced accordingly if less than maximum performance is achieved. The award also attracts dividend equivalent awards.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Joakim Reiter
2	Reason for the notification
a)	Position/status	Chief External and Corporate Affairs Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	952,334
d)	Aggregated information: Aggregated volume Price	952,334 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leanne Wood
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Grant of conditional award over Ordinary Shares under the Vodafone Global Incentive Plan 2023, based on performance. There is no price payable on the grant or vesting of the award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1,229,802
d)	Aggregated information: Aggregated volume Price	1,229,802 Nil
e)	Date of the transaction	2025-07-31
f)	Place of the transaction	Outside a trading venue

Sale of shares

The below person discharging managerial responsibilities sold shares in the Company on 4 August 2025 to satisfy tax withholding obligations for vesting shares under the Vodafone Global Incentive Plan.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Shameel Joosub
2	Reason for the notification
a)	Position/status	CEO Vodacom Group
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	213800TB53ELEUKM7Q61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of shares on the London Stock Exchange to satisfy tax withholding obligations regarding the vesting of conditional award of shares under the Global Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 0.830000	106,614
d)	Aggregated information: volume, Price	Aggregated volume of shares sold: 106,614 Ordinary shares Aggregated price of shares sold: GBP 88,489.62
e)	Date of the transaction	2025-08-04
f)	Place of the transaction	London Stock Exchange (XLON)

ENDS

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 05, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary